UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-11740
NOTIFICATION OF LATE FILING	CUSIP NUMBER 59064R109

(Check one):	☒ Form 10-K ☐ Form 10-Q	☐ Form 20-F ☐ Form 10-D	☐ Form 11-K ☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mesa Laboratories, Inc.

Full Name of Registrant

Former Name if Applicable

12100 West Sixth Avenue

Address of Principal Executive Office (Street and Number)

Lakewood, CO 80228

City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Form 10-K is delayed as we finalize the audit of previously-announced impairments of long-lived assets and goodwill related to our Clinical Genomics and Biopharmaceutical Development divisions.  There have been no material changes to the amount of the impairment charge reported on the Company's Form 8-k dated April 2, 2024. We do not expect material changes, if any, to the results reported in the Company’s earnings release dated June 5, 2024. The company intends to file its Form 10-K within the grace period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary M. Owens	(303)	987-8000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                                             ☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In fiscal year 2024, the Company recorded an impairment charge of $275 million related to goodwill and long-lived intangibles assets, as previously announced on Form 8-K dated April 2, 2024. Additionally, as previously announced on Form 8-K dated October 18, 2023, the Company completed the GKE acquisition; as such, the Company’s results reflect approximately six months of benefits from the acquired business. As a result, the Company expects the Form 10-K to reflect significant changes in its results of operations for the year ended March 31, 2024. The amounts recorded for the year ended March 31, 2024 are subject to potential change based upon the completion of the audit.

Mesa Laboratories, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2024	By:	/s/ Gary M. Owens

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).